Exhibit 99.1

20 November 2003

Autonomy Corporation plc

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Purchase of own shares

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Autonomy Corporation plc today announces that on 19 November 2003 it purchased for cancellation 4,500 Ordinary Shares of 1/3p each at a price of 229p per share.

For further information, please contact:

Autonomy Corporation plc

Financial Dynamics

Ian Black

Edward Bridges

+44 (0) 1223 448000

+44 207 831 3113

ianb@autonomy.com

edward.bridges@fd.com

21 November 2003

Autonomy Corporation plc

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Purchase of own shares

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Autonomy Corporation plc today announces that on 20 November 2003 it purchased for cancellation 5,000 Ordinary Shares of 1/3p each at a price of 225p per share.

For further information, please contact:

Autonomy Corporation plc

Financial Dynamics

Ian Black

Edward Bridges

+44 (0) 1223 448000

+44 207 831 3113

ianb@autonomy.com

edward.bridges@fd.com

24 November 2003

Autonomy Corporation plc

--------------------------

Purchase of own shares

----------------------

Autonomy Corporation plc today announces that on 21 November 2003 it purchased for cancellation 15,000 Ordinary Shares of 1/3p each at an average price of 216.07p per share.

For further information, please contact:

Autonomy Corporation plc

Financial Dynamics

Ian Black

Edward Bridges

+44 (0) 1223 448000

+44 207 831 3113

ianb@autonomy.com

edward.bridges@fd.com